Exhibit 99.1

Orckit Announces Update of Creditor Arrangement Process

TEL AVIV, Israel, May 1, 2014 -- Orckit Communications Ltd. (OTCQB: ORCT) (the "Company") today announced, following the Company's report of April 14, 2014 announcing that it has scheduled a creditors' meeting for May 4, 2014 and a shareholders' meeting for May 14, 2014 to vote upon the proposed arrangement under Section 350 of the Israeli Companies Law, that the creditors' meeting has been postponed pending the completion of the negotiation of the final terms of the arrangement with the representatives of the creditors.  A new date for the creditors' meeting will be published in the future.

The shareholders' meeting will be held as scheduled on May 14, 2014, based on the principles set forth in the proxy statement filed by the Company on April 14, 2014. There may be no further updates regarding the arrangement prior to the shareholders' meeting.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit was founded in 1990 and became publicly traded in 1996. Orckit's shares are traded on the OTCQB and the maintenance list of the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT.

Contacts:
Orckit Communications Ltd.
Oren Tepper, phone: +972-3-694-5260
email: orent@orckit.com